

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 18, 2017

W. Todd Jensen
Interim Chief Executive Officer and President
American Realty Capital Healthcare Trust III, Inc.
405 Park Avenue, 4ᵗʰ Floor
New York, New York 10022

> **Re:** **American Realty Capital Healthcare Trust III, Inc.**
> **Schedule 13E-3 and PRER14A preliminary revised proxy statement filing**
> **made on Schedule 14A**
> **Filed on September 29, 2017**
> **File Nos. 005-89986 and 000-55625**

Dear Mr. Jensen,

We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Schedule 13E-3

1. Disclosure at page ii indicates the filing has been made "only in response to the SEC's suggestion that certain of the Filing Persons may be `affiliates' within the meaning of Rule 13e-3." To the extent that the filing persons continue to believe that the voluntary inclusion of this representation does not distort the legal basis for imposition of the filing requirement originating under Rule 13e-3(b) and codified at Rule 13e-3(d), please revise to remove the implication that the U.S. Securities and Exchange Commission, as distinguished from its professional staff, has expressed a view on the specific transaction proposed.

Exhibits (c)(5) and (c)(6)

2. We noticed the disclosure that indicated that the materials were provided "solely for the information of the Special Committee." Other language included within this legend ostensibly seeks to disclaim responsibility if readers of the exhibit other than the Special Committee, such as unaffiliated shareholders, seek to rely upon the information contained therein. The cited language is further objectionable inasmuch as it contains an apparent contradiction by stating that the exhibits were "provided on a confidential basis solely for the

information of the Special Committee...." yet have been included in a public filing available for security holders to read and review. Please revise the disclosure statement to be mailed to shareholders to state, if true, that SunTrust Robinson Humphrey has consented to the use of its materials by the filing persons for purposes of public disclosure in the Schedule 13E-3 and qualify the objectionable language in the legend so that any contradictions are removed. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders' right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Schedule 14A

3. Please revise to identify the proxy statement that will ultimately be distributed to shareholders, as distinguished from the Schedule 14A or the letter to shareholders, as preliminary. The term "proxy statement" is defined under Rule 14a-1 and does not include the letter to shareholders. Refer also to Rule 14a-6(e)(1) of Regulation 14A.

4. Please revise the preliminary proxy statement, as distinguished from the letter to shareholders, to specify the approximate release date in accordance with Rule 14a-6(d).

5. Page 12 of the "Questions and Answers" section indicates no additional compensation will be made to the Company's directors, officers or employees of affiliates who may solicit on the Company's behalf. Please reconcile the cited statement with the disclosure on page 126 which indicates that the Company has no employees and relies on employees of Advisor and other affiliates. In addition, please clarify who will be soliciting on the Company's behalf.

6. Under page 29 of the section titled "Special Factors: Background of the Asset Sale and the Plan of Liquidation," the disclosure indicates the Special Committee decided to defer action until after January 1, 2017. Please supplement the disclosure by briefly describing the subject of the discussions that took place "with the assistance of SunTrust Robinson Humphrey" and the role those discussions played in the reason for the deferment itself.

7. Please disclose, or provide us with, the purpose of the following assertion on page 59:

    - "A summary of the unaudited Projections and the Projections Provided to Keybanc is not being included in this proxy statement to influence your vote on the matters being presented to the Company's stockholders."

8. Please disclose the meaning of the term "factual" as used in the context cited on page 60:

    - "...although the Projections and the Projections Provided to KeyBanc presented below are presented with numerical specificity, these projections are not factual."

Opinion of the HTI Special Committee's Financial Advisor, page 53

9. The disclosure indicates that "KeyBanc's written opinion, dated June 16, 2017, is attached hereto as Annex D and is incorporated by reference herein." Given that this opinion is subject to at least one of the limitations described in the second comment of this correspondence, please revise to make corresponding changes within this summary or advise.

Fees and Expenses, page 63

10. Please conform the discussion and presentation of the fee and expense disclosure to comply with the standards set forth in Item 1007(c) of Regulation M-A, or advise.

Interests of the Advisor and the Company's Directors and Executive Officers in the Asset Sale and the Plan of Liquidation, page 64

11. Revise to indicate explicitly, if true, which affiliates will become the direct beneficiaries of the cost savings associated with the Company's no longer having to comply with the federal securities laws. Please quantify the estimated annual compliance cost savings, if any and to the extent practicable, and state that such savings will be realized on an annual, recurring basis. See Instruction 2 to Item 1013(d) of Regulation M-A.

12. It appears the Company has suffered net operating losses in 2014 and 2015. Please specify the constituency, if any, expected to become the beneficiary of the Company's future use of any net operating loss carryforwards, if any. Quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

13. The description required by paragraph (d) of Item 1013 of Regulation M-A must include the effect of the Rule 13e-3 transaction on the affiliates' interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Please advise us where we can locate the disclosure with respect to the affiliates who are engaged in the transaction within the meaning of Rule 13e-3(b), or revise to include such information. See Instruction 3 to Item 1013(d) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: William E. Carlson, Esq.
        Kevin J. Lavin, Esq.
        Michael J. Choate